UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 February 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

DEALING IN SECURITIES BY A DIRECTOR

Name of director: HE Mashego

Nature of transaction: Off market exercise of
                                 share appreciation rights
                                 ("SARS")and on market sale
                                 of shares

Date: 16 February 2012

Class of Securities: SARS/Ordinary Shares

Exercise price per   R 97.50
SARS/Selling price per
share:
Strike price per SARS: R 77.81

Number of SARS exercised: 3 527

Number of ordinary shares   712
sold
Total proceeds to incumbent: R 69 446.63

Nature and extent of
directors interest: Direct beneficial

Prior clearance was obtained in respect of the above
dealings by the director.

For more details contact:

Henrika Basterfield
Investor Relations Officer
+27 82 759 1775 (mobile)

Johannesburg, South Africa
17 February 2012

Sponsor:
J P Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2012

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director